REPUBLIC OF POLAND
MINISTRY OF FINANCE
Legal Department

July 17, 2012

Securities and Exchange Commission
Judiciary Plaza
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.
Attention:	International Corporate Finance
Ellie Bavaria

Dear Sirs and Madams,

On behalf of the State Treasury of the Republic of Poland, I respectfully request that you accelerate the effectiveness of the State Treasury’s Registration Statement, Registration Number 333-181827, to 9.00 am EST, on July 19, 2012 or as soon thereafter as is practicable.

Many thanks for your assistance.

Yours faithfully,

/s/ Dominik Radziwill
Name:	Dominik Radziwill
Title:	Undersecretary of State in the Ministry of Finance, Republic of Poland